Exhibit 99.24

Notice to ASX/LSE

Rio Tinto completes sale of Grasberg interest

21 December 2018

Rio Tinto has completed the sale of its entire interest in the Grasberg mine in Indonesia for $3.5 billion, as part of a series of transactions involving Inalum (PT Indonesia Asahan Aluminium (Persero)), Indonesia’s state mining company, and Freeport McMoRan Inc.

Rio Tinto chief executive J-S Jacques said “This sale brings the total divestment proceeds received across the last two years to over $11 billion as we continue to strengthen the portfolio. Over that same period, we have returned or announced an intention to return over $18 billion to our shareholders, demonstrating our disciplined approach to capital allocation and commitment to continuing to deliver sector leading returns.”

The binding agreement was announced on 28 September 2018 and was subject to a number of conditions precedent, including the receipt of regulatory approvals, which have now been satisfied.

The board will announce how the proceeds from the sale will be allocated when Rio Tinto announces its 2018 full year results.

Notes to editors

Prior to the completion of this transaction, the Grasberg mine in Indonesia was owned by Freeport McMoRan Inc., who held a 90.64 per cent interest, and Inalum, who owned the remaining 9.36 per cent.

In line with a participation agreement signed on 11 October 1996, Rio Tinto held a right to 40 per cent of production above a pre agreed level and 40 per cent of all production after 2022.

In 2017 the Grasberg mine produced 468kt and Rio Tinto’s share of mined copper was 5.7kt.

As at 31 December 2017, losses attributable to Rio Tinto’s interest in the Grasberg mine in Indonesia were $169 million and the gross assets of the company which holds such interest which is the subject of the transaction were $1,497 million.

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